Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Janus Capital Group October 3rd Webcast

Monday, October 3, 2016

2:30 PM Mountain Time

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Announcer:	Ladies and gentlemen, please welcome to the stage Executive Vice President and Head of Human Resources, Tiphani Krueger.

T. Krueger:

Wow, hello everybody and good afternoon. I just want to take a moment to thank everybody for taking time out of your busy schedules. I think we laid a lot on you today with a pretty exciting announcement. This is a really important day in the future and most importantly the history of Janus. And so with that, I have the pleasure of welcoming Dick Weil to our stage to take us through what are our plans and most importantly have an interactive dialogue with our employees. So, please have your questions ready.

D. Weil:

Hi everybody. Thank you — as Tiphani said, thank you so much for interrupting your day and taking the buses and things over here much appreciated. I’m sorry we don’t have a more convenient place for us to all get together closer to our office.

Before I start, let me thank Tiphani. Let me thank Erin. Let me thank everybody who’s worked pretty much round the clock for the last two days to make today possible. It’s an extraordinary effort to get through one of these merger agreement processes, the legal departments, the finance departments, a huge number of people just killing themselves. So, first let me say thank you to them.

So, what are we here to talk about? Janus [stumbles] I got to learn this right? We’ll all get better over time I think. The first time Andrew said it, he said Henderson Janus Global Investors and we kind of looked at him and started making fun of him. So, everybody’s learning but it’s Janus Henderson Global Investors plc. This is the company that we hope and expect will emerge after a process. The process today was we announced that we had signed a merger agreement. That begins a period between signing and closing where we do a whole bunch of things. And then hopefully in the second quarter of next year with the votes of the shareholders and mutual fund shareholders etc, we’ll be in a position to bring the transaction to a close and that would be the beginning — the first day of Janus Henderson Global Investors plc.

So, we’ve got a recommended merger of equals, a combined entity known as Janus Henderson Global Investors plc. I’m a Co-CEO with Andrew Formica — I have to learn how to say his name better too. We’re going to have a lot of senior presence in London, where I will be moving with my family to sit next to Andrew at least for a period of a few years and get to that point where we’re fully aligned and we fully understand what we’re doing. But, we’re going to have a lot of senior executives continuing on the ground here in Denver as well.

This is 100% stock merger, and we’ll talk a little bit more in the Q&A about what does a merge of equals mean and why is this 100% stock merger. The combined market cap of these two companies is $6 billion, and again, as I said the closing expected in second quarter 2017.

Why? Why are we doing this? I think you all know that we have been on a strategy we call intelligent diversification. Intelligent diversification was let’s de-lever the balance sheet and let’s try and run a business which is more constant through its investment cycles so that we’re in a position to build compounding, growing relationships with our clients. We thought that de-levering the balance sheet, reducing the volatility of the stock would improve our relationships with employees and with owners. So, reduce the volatility, diversify the product offering, also diversity the kinds of clients that we do business with, most importantly global, outside of the U.S. And that was the idea of intelligent diversification.

Well, if you think about what we’re doing here today, I think it is intelligent diversification on steroids. It is exactly consistent with that strategy that we’ve been pursuing for the last five, six, seven years but it radically accelerates our development in those dimensions. It allows us to have better opportunities for growth, more diversification, more globalization and the balance sheet. They’ve been really good over at Henderson at keeping strong financials — good fiscal discipline and a very strong balance sheet. They have zero debt.

So, the combination allows us to have an even stronger financial framework for the combined company, which should enable us to do a couple of things. Yes, we can get operating leverage to get better earnings delivered to our owners. We can also take more money and invest it in keeping up with the regulatory environment, which is constantly challenging, making sure that our infrastructure is as good as it should be, developing new products where appropriate or new client outreach and client touching programs where appropriate.  So, we’ll have a little more dough to invest in the development of the business.

Who is Henderson? Henderson is really like Janus on the other side of the ocean. They have a vision. They express their vision as a trusted global asset manager focusing on delivering excellent performance and service to their clients. Their philosophy like ours active fund management with client needs at the heart of everything they do. Sounds pretty familiar doesn’t it? This is really important and I’ll emphasize this a couple of times. Forgive me for repetition. Any junior investor banker can lay these two companies up on top of each other. They can do some nice transparencies where they say you’re strong here and they’re strong here and they can lay them down on top and there isn’t a ton of overlap. And that’s important. It’s a really good thing. It defines a possible company, which is a combination of the complementary strengths of both sides. But, you’re never going to get there unless you realize the most important piece is the people. It’s you folks. It’s the folks in this room.

And so their philosophy about putting their clients first and then taking good care of their employees is essential to who they are. It’s essential to what we believe and it’s really the magical foundation for why I think this is a good marriage. The investment banking argument is nice but you’re not ever going to get there unless you get the other things. You have to have a common culture, a common approach, common beliefs and you have to be working with nice people who you can build those relationships that are so important — that are why honestly so many of us enjoy coming to work everyday to work with each other.

So, let’s take a look at their recent growth. They’ve been on a tear. If you look at their year end 2013, they had £36.7 billion in AUM. In the next 32 months, they had a 6% per annum growth rate with organic net new money, positive net flows. They also had 9% from the market and a combination of market and FX. And then they bought a few things that added another 3%. So, as of August 31st, they’ve arrived at £100 billion.

Looking behind the numbers, I talked a little bit about this — good people with a passion for active management for the past — for taking care of their clients. They’re focused on product diversification, very importantly focused on globalization. The deal makes sense to them. They term their version of intelligent diversification they call it growth and globalization or maybe it’s globalization and growth — different words right? Same ideas. So, not only is this good from our strategic perspective, the marriage is good. It’s a consistent thing for their strategy and their strategic perspective. But to tell you more about this, let me introduce Andrew Formica, CEO of Henderson.

A. Formica:

Good morning everyone. I’m Andrew Formica, Chief Executive of Henderson Global Investors. I can’t tell you how excited I am about today’s news and the enormous opportunity this merger will bring for our two businesses. Firstly, for you as employees and your potential future development, and also for our clients who will benefit from a complimentary but much expanded investment offering, and of course our shareholders who we invest in a financially stronger business. Combined, we’re going to create a leading, active, global asset management business with the scale to serve more clients globally as well as the strength to meet their future needs and the growing demands of our industry. I’m sure Dick will have spoken at length on this and it’s a vision that we both share.

What I really want to talk to you about is to tell you a bit about the Henderson story and also a little about myself. When Henderson was founded 82 years ago, we were named after our first client, Alexander Henderson. You could say we were the first family office in the world. The group continues to serve the Henderson family to this day but has grown to be an independent asset manager with more than 1,000 employees and offices in 19 cities around the world. We are dual listed London and Australia and we have a market capitalization of approximately $3.4 billion. Henderson’s clients range from global institutions to personal investors.

Still today we hold true to our founding principle, which is to provide excellent investment performance and service to our clients. Today, our clients number in the hundreds of thousands rather than the one that we first served, yet our commitment and dedication to this task has not diminished. We provide clients with access to markets across the globe and we have capabilities in European equities, global equities, global fixed income, multi asset and alternatives.

By now, some of you are probably wondering about my strange accent. I know it’s also a bit my fault as I’m trying to shake a cold. I am originally from Sydney, Australia and I’m sure for those of you who live in Denver, this means a shared love of sports and the outdoors. I now live in London, where I have been based for the last 20 years, which makes the pursuit of outdoor activities just that little bit harder.

I have spent pretty much my entire career at Henderson. I started out as an actuarial cadet working for A&P, which owned Henderson for a period. The actuarial profession was a little too exciting for me and my real passion was for markets and for companies. So, after starting on the dealing desk, I moved to be an analyst and then a portfolio manager before running the department overall.

In 2008, I was asked to step up as Chief Executive. An honor but also quite a baptism of fire as it was two weeks before Lehman filed for bankruptcy. Henderson, like many asset management firms at the time, had a difficult period during the early parts of the financial crisis. But, with our focus on our clients and a strong team-based culture, we looked to the crisis as an opportunity; an opportunity to strengthen our business, an opportunity to review our products and make it more modern, and an opportunity to reconnect with our client and build an enduring relationship built on trust. We acquired several competitive firms, which brought in many talented people, and we invested in our global businesses mirroring the march of our clients who are increasingly global in their own ambitions and focus. So, not only did we survive but we thrived, and I’m immensely proud of my colleagues who delivered not only excellent performance but established real and lasting partnerships with our key clients.

We today manage nearly $130 billion of assets globally and whilst we have operations in the U.S., the bulk of our business is in the U.K. and Europe. When looking at our respective businesses, we’re almost the mirror opposite of Janus. Like us, you have been focused on growing your global business. For us, that has meant pursuing expansion in the U.S. and Asia Pacific as well as Australia and Latin America. You have pushed into the U.K. and into Europe, into Japan, and also the rest of Asia. So you can already start to understand why a combination of our two businesses is so compelling.

I am often asked why is this marriage so appealing. Why will it be successful? The answer really lies in our similarities. We are both active, independent asset managers, and this ethos remains at the heart of our new organization. Our strategies have been aligned on similar path to grow, to diversity, and globalize our businesses. And of course it is the quality of our people, collaboration and a passion and a shared desire to deliver for our clients is paramount to success in this industry is again is at the heart of us all as we forge our business in the future.

Having worked along side Dick and some of your senior team over this past year it strikes me how similar we are in the culture and focus of our businesses. I personally have been so impressed with those I’ve met and worked with so far. I’m really looking forward to meeting you all and hope to see as many of you as I can over the next few days. By the time you have finished watching this, I’ll probably already be on a plane on my way to the States.

Today’s news will have come to many of you as a surprise but one I hope you will see gives both firms a compelling future. On their own, both firms had great opportunities but together we have a brighter future. So, thank you for your time. I’m really excited about the opportunity to work with you all and look forward to seeing as many of you as I can in the coming days. Thank you.

D. Weil:	Well, I would say, “thank you, Andrew” but that was a videotape so he wouldn’t hear me. And in fact, he was right. His prediction proved true. He is on a plane to the U.S. at this moment.

So, let’s take a look at the combined organization. I see benefits to this combination in four main areas. I think the first area is our investment team, our products. The second area is client-facing. The third area is talent. It’s people. And the fourth area is financial strengths. I think this combination of two companies delivers tremendous benefit in each of those four key areas. So, if you take away anything from this presentation, maybe it should be this slide. We have the opportunity now, at the kickoff of this merger, to grab it and make it successful because if we deliver through the transition when we come out the other side, we’re going to have a more compelling, more diversified suite of products, which compliment each other very well, which allow us to be more useful and more successful and build deeper relationships with our clients.

Similarly, we’re going to have many, many more client relationships, many, many more high quality distribution people around the world, many more opportunities to take the excellence created by our portfolio management teams and share them with more clients and more locations around the world.  We’re going to have better talent by combining the best of both firms.  And we’re going to have extraordinary financial strength that will allow us to deliver these things to clients consistently through market cycles.  So, that’s the idea of what we’re trying to create.

Let’s look at some of the specifics. AUM breakdown by channel. You can see the retail in blue and the institutional, although the color coding’s a little off isn’t it — either in orange on top or gray. Apologies for that one, but you can see Janus $195 billion. You can see Henderson $127 billion. And then you can see the combined in the mix of retail and institutional.

Let’s reflect on this for a second. The combination of our two firms makes a top 50 global asset manager, a top 20 U.S. mutual fund company, a top 10 U.K. retail company. We’ll have over $16 billion as we do now in Tokyo, in Japan, and we’ll have $24 billion of combined AUM in Australia. That’s an extraordinarily strong base from which to build.

Let’s look at the distribution. In this slide, Janus is red. Henderson is blue. You can see in North America the combined assets heavily already what we’re doing. But take a look at Europe. Look how successful they are in both the U.K. and in Continental Europe and how much that changes the picture compared to what was there just in red.

Take a look at Asia ex-Japan, where we’re making a significant part of the contribution. Then go down to Australia where we’re both off to a good start. And finally, Henderson has been making more progress in Latin America. So, on the client side, on the distribution side, I think you can see visually here very complementary. We’re not standing on top of each others strengths. This is not a consolidation of similar strengths. This is complimentary different strengths.

Here’s another look at the investment capabilities. In this slide, the Janus is the whiter, grayer color and the dark color is Henderson, so as you go across U.S. equities and mathematical equities, that’s part of our firm now substantially. Global equities is mixed. We both bring some significance to that effort. European equities $26 billion of theirs, global fixed income is substantially weighed towards them, U.S. fixed income very substantially ours, and across. Again, the story is our strengths are not on top of each other. This is bringing together two non-overlapping complementary firms for the most part.

Here’s another look at it. You can look at Janus and Henderson and then look at the combined pie chart on the right and the balance that is created through the combination.

Let’s talk about the management team and the balance there. First, let me go off the slide and talk about the board of directors. The Chairman of the Board of the new company will be the existing chairman, Richard Gillingwater, from the Henderson side. But, the board will be absolutely equally divided between current Henderson directors and current Janus directors, a 50-50 split. Obviously you can see and you know already the CEO’s office will be co-CEOs. And beneath that you can see the executive committee here draw from both teams — true genuine merger of equals.

So, what are we trying to build? I think Andrew said it. We’re trying to build a leading, global, active, investment manager. The culture we seek is one that I think both of us are already working towards. None of these words are new — clear focus on clients, commitment to delivering superior risk adjusted returns, passionate about delivering best in class service to our clients, including building the infrastructure to make that possible, fostering best employee talent in the industry and deeply collaborative culture because, let’s face it, it’s not just about how my smart people you have. It’s about how they work together. So, that’s what we’re aspiring to build, and I think it’s already common in both cultures.

So, what happens from here? It’s important to note that we’re two separate companies from the signing through to the closing. Until there’s a closing, we’re separate companies. From your perspective, what does that mean? It mean we have approximately six months of working together in a transparent and collaborative way to figure out the best way to put these two companies together. And so that’s a lot of the work that we’ll be doing together all of us over the next six months.

We’ll need a bunch of regulatory and shareholder approvals. That’s also a huge part of the work and the challenge over the next six months. We’ll need to proxy our mutual fund shareholders. We’ll need to proxy our corporate owners, and so there will be a lot of work in that zone and also some regulatory approvals will be required.

So, let’s get to the obvious and hard question. You know I think when people hear this news they get a smile but behind the smile, there’s an awful lot of worry, right? This is a huge change. This is a serious disruption to business as usual. And so I’m sure in all of our minds there’s this question, what does this mean for me. Well, with apologies, it’s going to take a little time to sort out the answers to those questions. Again, we’re going to be taking a good part of the next six months to work together with folks on their side and work with all of us in this room and come up with those answers. In fact, there’s some regulatory Hart Scott Rodino Act reasons and other reasons why we’re not even allowed now to come to certain definitive answers. We have to take some time post signing before that. So, for regulatory reasons but really more importantly for practical reasons, we need to come to really good decisions about how to put these two companies together, which means for many people there’s an uncomfortable amount of uncertainty. And I apologize for that. That is definitely the downside of what we’re doing.

On the other hand, what do we know? We know that these two companies are not lying on top of each other. We know that their resources and their strengths are very complimentary. So, the amount of synergy, the amount of disruption that will be created when we bring these pieces together is relatively less than a lot of other similar kinds of transactions.

What else do we know? We know that in the press we’ve cited synergies that we believe that we can get through a reduction in expenses of $110 million. When you think about the synergy number, that’s not only people and salaries, that’s also technology, outside legal firms, data production, things that we’re both paying for on both sides that we can buy more efficiently, rent where we have two offices in one place we can combine into one office. So, there are a lot of things that go into that number that are not people related.

But, still looking at that number, since it’s out there and we’re standing by it, that’s about 9% of the combined expense base of the two companies. So, just as a sizing mechanism in your head when you’re trying to understand how much disruption are we planning for, that’s probably the number is most representative.

Although again that’s not all people. That’s people plus other things.

So, again, I apologize for the fear, the disruption, the uncertainty, but I’m convinced that it’s worth it because this combined company, the new company that we’re going to create has a much better set of opportunities ahead of it than either Henderson or Janus have on our own. And if we can get through this discomfort, if we can get through this awkward transition and get out the other side in pretty good shape, the vast majority of us are going to have better opportunities as employees. We’re going to be able to do better things for our clients. And we’re going to be able to deliver better returns to our shareholders.

So, I wish I could give you more definite answers to the obvious questions that are in your heart, but all I can ask is that while you reflect on some of the uncertainty also reflect on the opportunity. We have a tremendous opportunity in front of us. Let’s focus on grabbing that.

Begin Q&A

So questions — I’d love to take your questions. I hope you have some. In a big format like this it’s intimidating to ask a question. I get it. We have the facility for you to text in your questions. We have some traveling mics.

We’re going to try and make it as easy as possible for you all to not feel embarrassed as you ask questions. But don’t be fearful. Go ahead and ask the hard question.

Go ahead and stand - what are you crazy? Co-CEOs? You’re a nut. Go ahead, say anything you want. It’s all fair game. We want to have open, transparent communication here. I want you to leave feeling that you’ve had the opportunity to have your important questions answered.

Question:	Hey, Dick, congratulations. David Chiavacci.

D. Weil:	Hi David.

Question:	Given your legal background, what you think the odds are that this will get approved and go through? I’ll give you the softball to start the first question.

D. Weil:

Thank you, David. Given my legal background? I spend a lot of time trying to cover that up. What do I think the odds are? I think the odds are extremely good that we get through this and get this deal approved and bring it to close.

The closing conditions are not that unusual or that hard to me. We do need to go out and get the support of our shareholders but I think they will give it to us.

We do need to go out and get the support of our mutual fund shareholders but, again, I think they will give it to us. I sometimes get asked in the press and elsewhere, “Hey, do you think somebody else will swoop in and make a bid in the middle of this process?”

I don’t think that’s going to happen either. It’s a talent business. And we already have such a start in building relationships with Henderson. It’s pretty hard for somebody to come in from the outside and expect to sort of happily turn that over in a really compressed time period and feel good enough about the relationships that they want to buy into the talent.

So I think the odds are quite good that the merger will get approved and executed in the form described in the merger agreement. Probably close to an early April would be my best guess.

I’m asked the question here, when you see merger of equals, why is the split of ownership described as 57% Henderson and 43% Janus? That’s an excellent question. If it’s, I think it’s confused a number of members of the press today.

Here’s the deal, these companies are roughly the same size. We have a lot more assets. Revenues are pretty close. They charge more, higher fees on their management styles. They have a little bit lower in the way of expenses but not a lot. And then they have a much lower tax rate.

As an outcome, they have more net income than we do but about the same number of employees. So depending on which measure you look at and which time period, these companies really are about the same size.

But because of the factors I mentioned, if you look at the market caps, their market cap is a modest amount bigger than ours. So when you bring those two companies together, largely on the back of, not purely, but largely on the back of average trading prices over the last 30 days, what you end up with is their shareholders, because their company is valued a little higher, end up with a little higher percentage of the ownership.

So that’s just a truth. It’s a reflection of the relative valuation of these two companies in the marketplace. But it isn’t what defines the culture or how we run the company or what goes forward.

That’s all defined by the board, which is evenly split. The management leadership, the co-CEOs, that’s where it’s defined. So as we think about the company you should understand it in a very genuine sense, it’s a merger of equals. I’ll also point out, we could not have afforded to buy them. I think you all know I don’t love debt. I don’t love a highly leveraged balance sheet.

The markets that we invest in, our revenue streams are too volatile for our business model to have a lot of debt. Similarly, they have no debt. They don’t believe in that either for the same reasons.

So if we were to try and buy them, what would we do? We would have to borrow a ton of money, which would fail my test. Okay, how about the reverse — could they buy us?

No, they’d have to borrow a ton of money which would violate their sense of propriety, their sense of prudence on their own balance sheet. So it isn’t even possible for one of us to buy the other, really.

That wasn’t an available choice. So if this was going to happen, it had to come through a sense of genuine equal partnership. And that’s maybe why it took so long to come together.

The first conversation was in February. That wasn’t really a deal conversation. It was a, I sat down in Andrew’s office in London and had coffee because I like to meet other CEOs and hear what they’re doing and learn from them.

It wasn’t aimed at a transaction. But from that seed, the transaction grew. But it took a while, almost a year. Part of the reason is because we had to go at it in this very genuine merger of equals, equal partnership way. And that’s what’s come out the other end.

How did you decide on the name Janus Henderson Global Investors? Well, we were blessed with two great brand names, two great choices. And we figured that it was probably not smart to start fresh.

Janus was strong and powerful and the markets where we’ve had success. Henderson is a great name in the markets where they’ve had success, and to sort of throw them both out and start with “Whiz-Bang Asset Management” seemed counterintuitive and unappealing to both sides and both boards.

So the question really came down to whether it was going to be Janus Henderson Global Investors or Henderson Janus. And that was difficult. It was emotional. It wasn’t particularly logical.

But at the end of the day, give Drew a lot of credit for this one, we sat down and we said, okay, we claim we’re client focused. Let’s take a look at the numbers of clients on both sides and if we’re going to have to make a decision which is going to leave some of us frustrated, let’s try and serve the best interest of the most clients.

And I think ultimately, that’s what drove the answer. But it was challenging. They love their name, just as we were very proud of the Janus name. It was one of the hard things to get through.

It’s part of why I have so much confidence in the relationships. Because the way those delicate issues were handled through the discussions, were very respectful, very collegial, very cooperative, very reasonable.

That was part of the diligence process, I would say also, is how are we going to handle these terribly difficult issues? And if we claim we’re going to have this great equal partnership, can we live it when talking about some of the most sensitive and some of the most emotional issues?

And I can tell you they did, really, very, very well. And that’s a reason why I think your leadership team voted unanimously and enthusiastically to pursue this relationship, this merger.

Do you have to do this deal given the industry factors related to the growth of passive investing? This is, I think, most common question I’ve gotten today in the press.

I think that we are in a highly, highly competitive industry, particularly in the US large cap space but throughout the whole industry. A piece of the reason that it is so competitive is clearly passive.

But it’s not the only reason. There are plenty of other good, active managers. There also trends in terms of institutional side, db plans shutting down and no new db plans being built. There are other trends that make it a relatively slow-growing opportunity particularly in the US.

So when you have this very difficult competitive situation, some of that is due to passive. But all of that means we have to be even more efficient in order to be able to deliver all the things we need to deliver to our clients and also our owners and also our employees.

And economies of scale matter for that efficiency. Size matters for that efficiency. So we have known, we have talked about — Jonathan and I talked about this probably seven years ago — we felt we were in a little bit of the muddled middle in terms of size.

And you’ll notice, if you look at the public company comparables, the much bigger companies tend to have much better margins.

So is this transaction a reaction to passive? No, not per se, but that’s a piece of the competitive landscape which made us think, scale would help us be more competitive and would be important to the mix.

Again, the other thing I talked about with respect to this transaction is diversification. That has a lot to do with risk management and it has to do with success through the cycle as clients are looking for different things from their investment management partners.

Those two things we thought strategically were really important answers to the competitive challenge which it definitely is rising. And so we think we get both of those things in a very powerful way by this partnership, this combination. And so, yes, passive had a big role in it but it wasn’t, by any means, the only piece.

Was this driven by a tax inversion? I’m not sure how many of us actually know what a tax inversion is. It’s become a dirty word in the press. I think we all have a vague sense that it is a company that pays a lot of taxes in the U.S., somehow changing its structure or its ownership so that it ends up paying a lot less taxes on the same activities in the U.S. and maybe paying a lesser rate of tax somewhere else in the world or none at all, if you’re Donald Trump.

This is not a tax inversion in that sense at all. Basically we have here at Janus, a big U.S. business that does pay U.S. corporate tax and will continue to pay U.S. tax.

They have a big business in the U.K. and in Europe that pays taxes over there and will continue to pay taxes over there. When Jennifer was asked this question, Jennifer McPeek, our CFO, was asked this question on the call we did today with analysts and such, she said her forecast for the right tax rate going forward, if you’re going to guess, is a blended average of the current tax rates.

So we’re not getting a big synergy or big benefit out of taxes. This is not a tax driven deal. I keep hitting the button but that isn’t where it comes from. Other questions in the audience? Yes?

Question:	Given the recent geopolitical events in Britain, do you see any risks in how Henderson conducts its business throughout Europe?

D. Weil:

The question is, given Brexit, I think, but maybe also MiFID II, or I’m not sure what else is in - given regulatory developments and developments in Europe, do we see a risk that Henderson’s business is going to be disrupted?

Yes, of course, there’s a risk. But that’s kind of the trivial answer. I think a global asset management firm has to understand that we operate in a constantly changing landscape of sort of global geopolitical realities and regulations.

And the DOL regulations can be disruptive. The MiFID II regulations can be disruptive. Brexit can be disruptive. And there will be more things next year and the year after that.

So I think we have to accept that we are in a changing world and we have to invest and be smart about staying in front of those changes. If we look at the specifics of, say, the Brexit change, as an example, the world didn’t think there was going to be a Brexit. Then the vote happened. Britain voted to exit the EU. Then there was panic because everybody was surprised. All the stocks in the U.K., especially Henderson, as well, when we down.

And then as the days passed and people thought about it some more, everything kind of came back almost up to where it started. Through the process, we took a few deep breaths and try to figure out what it meant.

And I can’t tell you an expert on what Brexit means, but here’s what I think I do know. The U.K. is going to continue to be an incredibly important market for asset managers as far as the eye can see. Europe is going to continue to be an incredibly important market for global asset managers as far as the eye can see.

And we will service those markets in accordance with whatever the regulations are. And if we have to move a few people from London to somewhere else we will.

But it won’t really change what we are trying to accomplish as a company. It is not really going to be disruptive in a huge way. Some of the other things that are happening in these marketplaces, DOL obviously is going to pressure on fees. Constant changing regulation from a lot of different places. We are just going to have to stay in front of it. The business isn’t getting easier.

So another reason why scale is so important. If you have to continuously invest in staying in front of those changes scale makes that more possible and more palatable. And so that is part of why this combination is a good combination. Other questions? Yes madam.

Question:

One question I have is with the new structure of the EC I didn’t really see anyone that represents investment operations and technology and a majority of the employees at Janus are from operations and technology. And we have also had some restructuring and reorganization as a result of Rich Tyson and Paul Algreen coming on board. And I am wondering are we still kind of moving in the strategic initiatives and operations and technology? And if so, who I guess from the EC is going to be representing those two groups?

D. Weil:

Fair. Good question. Henderson comes from a model where they had a chief operating officer overseeing their ops and tech. We obviously come from a different model where we had Paul and Rich directly representing the ops and tech teams at the executive committee level.

As we sat down and did some of that compromise of, you know, my model or yours, we decided to go with their model on that subject.

And so Jennifer McPeek, our current CFO, is going to become the Chief Operating and Strategy Officer of the new company. Part of her responsibilities will be to supervise the ops and tech functions. And so that will be her job to represent that on the executive committee.

I don’t know what the name of the next committee is going to be but we are going to create a leadership committee that is broader. And I expect that the head of ops and the head of tech will be directly represented on that next level committee. I don’t know if it will be called an operating committee or management committee or whatever.

But we are going to have to continue to consult directly with the experts who lead those functions in order to make good decisions. It is just essential. So some of this is learning that we are going to have to do together as we bring these companies together.

But I know that Jennifer is going to do a great job in helping Paul and Rich advance the ball. And yes, the initiatives that they have started we are going to continue aggressively through the period. Next question. Yes.

Question:	Given Henderson’s focus on the retail channel do you see emphasis on this channel changing?

D. Weil:

I think you all heard that. And given their emphasis on the retail channel is that going to change the overall emphasis? No, you know, this is kind of better and for worse. In life in most analyses you can figure out that your strengths are also your weaknesses depending on how you want to look at it.

Both of these firms are most strong in retail space. That is a commonality between us. Both of us have been working to try and gain additional strength and make progress in more traditional institutional spaces.

As you bring us together I don’t think those words change. The combination, the combined firms are most strong in retail markets and we will continue to work hard to try and make progress in institutional.

The only word I would caution you on in there is the words retail and institutional don’t have perfectly precise definitions. And so as you think about what is retail and what is institutional, more and more of the world are in baskets you could argue are more retail like.

So I see those two businesses coming closer together over time and that will probably be reflected in how we all do business together going forward.

Next question. I have one here. How will the investment teams be affected? That is a smart one.

I went at some length during the presentation to show you that the investment teams are mostly not overlapping right? They are mostly complementary. Our strengths are not their strengths and vice versa.

The obvious implication of that is most portfolio managers and analysts and things won’t be disrupted by this. We will have both sets hopefully working together in a strong collaborative framework led by Enrique Chang who will be the head of all the investments on equity and fixed.

That is the aspiration. But of course, there are going to be some areas of overlap. There will be some disruption. And that is part of the story that we have to work through here in the next few months, is to figure out where we both have some teams in the same space which again is reasonably rare. But where that happens we are going to have to make some hard decisions about how to bring those things together or what to do about it. And so there is some work to do.

But for the most part these teams are such a good fit in a complementary sense that the vast majority of the investment teams will just keep going as they have been. Is that fair?

Next question. How do you plan to combine the two cultures? If you ask me what keeps me up at night? This one keeps me up at night. I think the industrial logic of the combination, the business logic of the combination is transparent and easy.

How do you make one great firm out of the two great firms you are starting with? I think that is hard. A big part of the reason why I have agreed to move with my family to London, thank you family, is because I think that is essential to our success.

This new company is not Janus anymore. This new company is not Henderson anymore. And watch out for this. All of us will be tempted to think in those terms. Fight it. Success is thinking of it as a new company with the best from both.

And so we are going to have to do the hard work of genuinely mixing. Of letting go of some of the stuff that makes us Janus while they let go of some of the stuff that makes them Henderson and come together to form this new thing.

That is hard. It is going to require people from here to move to London and I am doing it with my family and believe me I know it is hard for me. But it is important because we need that mixing and that mutual trust and understanding.

We need some of them to come and relocate here. And then we need an awful lot of travel. We need to make good use of technology for communications.

And mostly we need open hearts from everybody trying to give the other person the benefit of the doubt and try to build those mutual relationships in a respectful way.

Despite the fact that there will inevitably be a huge number of misunderstandings and cultural differences that we have to work through. And that is going to be hard but that is the magic.

In a sense, all of us in this room we are the risk factor. What is the biggest risk factor to this deal? The biggest risk factor to this deal is we don’t do that. We don’t come together as a team.

So all of us in this room are the risk. But we are also the opportunity. The biggest payoff for a deal like this is if we can come together and create that new special thing.

And it is very much in our individual and collective control. So that is the challenge I would ask you to have clear in your head as you leave here today. We can make this a great new company if we do that. If we open our hearts and we come together and we work to build this new teamwork including those funny talkers across the ocean.

How do you see technology affected by this merger? I think I have answered that as best I can. We need to maintain our commitment to having appropriate technology to deliver absolute best-in-class service to our clients and best-in-class results in terms of risk adjusted returns to our clients. That is what we have got to have.

And the question is how can we have that and also be financially efficient so that we continue to deliver earnings to shareholders and good paychecks to employees.

And that is the balance and that why it is so terrific to have a guy like Paul leading that function because he gets that joke and he is an expert and we are thrilled to have him help find that balance.

What happens with redundancies? Would any redundancies happen before or after the deal closes? Again this is stuff that we are going to have work through in the coming months. I don’t have a precise answer to that question.

I will tell you we are committed to working through this in a transparent way; not with a lot of secrets. And where in those more rare cases where people don’t have a great fit in the new company we are going to absolutely treat people with respect.

We are going to treat them financially with respect but also personally with respect. It is not somebody’s fault that this is happening. They didn’t choose it.

And so we are going to work very hard to find fits for people in the new company. And in those cases where it just can’t fit we are absolutely going to treat people with respect.

We have time for one or two more questions from the house and that will probably be it.

Question:	So I know that Henderson has an office in Chicago. Our headquarters is out here. Is it correct to assume that Janus is going to stay in Denver?

D. Weil:	Yes. It is correct to assume that Janus is going to stay in Denver. It is correct to assume that we are going to do our best to integrate some of the team from Chicago into the Denver business.

But it is very safe to say that the heart and center of the North American activities and business will be here in Denver.

Any other questions? You guys want to come up? No? They are waving me off. I was going to thank my kids but they are waving me off. Look, it is hard for them. They are 10 and 12 and they are being told that they have to move to London because daddy’s job says so.

And so I invited them here to share this with you because I wanted them to know how important I think it is what we are doing. And that I am willing to move my family and yes I apologize disrupt their young lives in order to deliver on the hardest thing which is this integration of cultures. And so thank you. Thanks Brit.

And I haven’t been on the stage since my very first week or two at Janus seven years ago. I have to tell you at that point I was scared to death. I was expected to stand up and speak with passion about a company that I didn’t yet fully understand.

And I used a lot of words that came from my PIMCO experience that weren’t necessarily a perfect fit. Thank you Jonathan Coleman for helping me through that difficult time.

It is fun to be back with such an exciting announcement today. This is huge for us and yes it is a little bit scary and I am sorry for that. But what a great opportunity.

And if you step back and look at the combination from the different strengths on the investment management team to the different strengths in the distribution, to the combination of financial strengths to the talent, to the raw talent that we bring together in these two great organizations, I hope you will agree with me that this was worth the disruption, the uncertainty and the pain. That if we grab this thing and do our best we can deliver a much brighter future in the company together. And so thank you for your time today and let’s go make that happen.